Exhibit 99.1

April 20, 2017

VIA SEDAR

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, Ontario M5H 3S8

Dear Sirs/Mesdames:

Re:	Purchase of shares pursuant to an order dated March 28, 2017 exempting The Toronto-Dominion Bank from the requirements applicable to issuer bids in Part 2 of National Instrument 62-104 Take-Over Bids and Issuer Bids (the “Exemption Order”)

On April 20, 2017, The Toronto-Dominion Bank (the “Bank”) completed a specific share repurchase program (the “Program”) pursuant to which it purchased a total of 14,300,000 common shares of the Bank (the “Common Shares”) from an arm’s length third party seller for an aggregate purchase price of $833,864,553.59.

All purchases under the Program were made pursuant to the Exemption Order and were made at a discount to the prevailing market price of the Common Shares on the Canadian markets at the time of the applicable purchase.

The Common Shares purchased pursuant to the Program will be included in computing the number of Common Shares purchased by the Bank under its existing normal course issuer bid.

This notice is being filed pursuant to the Exemption Order.

Yours truly,

THE TORONTO-DOMINION BANK

/s/ Christina Wang

Christina Wang
Associate Vice President, Treasury and Balance Sheet Management